Exhibit 99.7

NICE Enlighten AI Recognized with Product of the Year Award for Enabling Organizations to Meet and Exceed Next-Gen Customer Expectations

CUSTOMER Magazine honors NICE Enlighten AI as an innovative CX solution and highlights dedication to quality that benefits the overall customer experience while driving ROI

Hoboken, N.J., May 19, 2021 – NICE (Nasdaq: NICE) today announced that NICE Enlighten AI for Customer Satisfaction has been named a winner of the 2021 CUSTOMER Magazine Product of the Year Award by integrated media company TMC. Highlighting products that enable their clients to meet and exceed customers’ expectations, the award recognizes organizations that are advancing the call center, CRM and teleservices industries one solution at a time.

Barry Cooper, President, NICE Workforce and Customer Experience Group, said, “We are in the business of empowering organizations to boost brand loyalty by enabling every customer’s experience to be personalized and contextual. As organizations prioritize the delivery of next-gen CX, we’re proud to shine a light on how embedding smart AI everywhere helps measurably boost customer satisfaction and employee engagement.”

NICE Enlighten AI for Customer Satisfaction enables businesses of all sizes to proactively make every customer interaction exceptional. NICE Enlighten AI interprets and objectively measures the human behaviors proven to influence customer satisfaction. Out of the box Enlighten AI behavior models accurately and immediately score nine specific agent behaviors, such as demonstrating ownership, being empathetic, questioning effectively and more, as well as customer sentiment on every interaction and presents them on the agent and manager’s dashboards. As a result, agents can proactively adapt and self-improve their behavior in real-time while managers can identify coaching opportunities to drive longer term development.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.